Exhibit 99.1

JOINT STOCK COMPANY

KASPI.KZ

Interim Condensed Consolidated

Financial Information

For the six months ended

30 June 2025 (Unaudited)

Joint Stock Company Kaspi.kz

Table of Contents

Page

interim condensed consolidated financial information

FOR THE THREE AND THE six MONTHS ENDED 30 JUNE 2025 (unaudited):

Interim condensed consolidated statements of profit or loss (unaudited)	3

Interim condensed consolidated statements of other comprehensive income (unaudited)	4

Interim condensed consolidated statements of financial position (unaudited)	5

Interim condensed consolidated statements of changes in equity (unaudited)	6

Interim condensed consolidated statements of cash flows (unaudited)	7-8

Selected explanatory notes to the interim condensed consolidated financial information (unaudited)	9-33

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Profit or Loss

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Notes	Six Months Ended	Three Months Ended
		30 June	30 June	30 June	30 June
		2024	2025	2024	2025

REVENUE	4,5,17	1,152,051	1,789,352	599,237	967,501
Net fee revenue		578,065	741,205	302,913	387,464
Interest revenue		490,137	709,033	249,836	381,069
Retail revenue		75,674	335,322	40,104	200,979
Other gains/(losses)		8,175	3,792	6,384	(2,011)

COSTS AND OPERATING EXPENSES	6,17	(586,667)	(1,159,944)	(302,950)	(645,545)
Interest expenses		(292,584)	(401,354)	(147,085)	(218,287)
Transaction expenses		(13,409)	(16,245)	(7,078)	(8,459)
Cost of goods and services		(135,698)	(479,665)	(72,620)	(278,688)
Technology & product development		(52,674)	(93,786)	(26,244)	(50,889)
Sales & marketing		(20,407)	(51,990)	(10,473)	(29,762)
General & administrative expenses		(15,165)	(34,476)	(7,773)	(17,523)
Provision expenses	7	(56,730)	(82,428)	(31,677)	(41,937)

NET INCOME BEFORE TAX		565,384	629,408	296,287	321,956

Income tax		(99,327)	(116,730)	(53,670)	(63,327)

NET INCOME		466,057	512,678	242,617	258,629

Attributable to:
Shareholders of the Company		458,150	509,383	238,551	257,327
Non-controlling interest		7,907	3,295	4,066	1,302
NET INCOME		466,057	512,678	242,617	258,629

Earnings per share
Basic (KZT)	8	2,416	2,675	1,256	1,348
Diluted (KZT)	8	2,397	2,664	1,246	1,343

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Other Comprehensive Income

For the three and six months 30 June 2024 and 2025 (Unaudited)

(in millions of KZT, except for earnings per share which are in KZT)

	Six Months Ended		Three Months Ended
	30 June	30 June	30 June	30 June
	2024	2025	2024	2025
NET INCOME	466,057	512,678	242,617	258,629

OTHER COMPREHENSIVE INCOME
Items that will not be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for equity instruments at FVTOCI	38	(35)	15	(77)
Items that may be reclassified subsequently to profit or loss:
Movement in investment revaluation reserve for debt instruments at FVTOCI:
Losses arising during the period, net of tax KZT Nil	(20,021)	(83,662)	(52,386)	(20,944)
Expected (credit losses)/recoveries recognized in profit or loss	(259)	(252)	35	(13)
Reclassification of gains included in profit or loss, net of tax KZT Nil	1,578	1,597	2,002	1,350
Foreign exchange differences on translation of foreign operations	(391)	3,982	(393)	3,988

Other comprehensive loss for the period	(19,055)	(78,370)	(50,727)	(15,696)

TOTAL COMPREHENSIVE INCOME	447,002	434,308	191,890	242,933
Attributable to:
Shareholders of the Company	439,295	431,883	188,357	241,839
Non-controlling interest	7,707	2,425	3,533	1,094
TOTAL COMPREHENSIVE INCOME	447,002	434,308	191,890	242,933

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Financial Position

As at 31 December 2024 and 30 June 2025 (Unaudited)

(in millions of KZT)

	Notes	31 December 2024	30 June 2025
ASSETS:
Cash and cash equivalents	9	619,470	1,077,948
Mandatory cash balances with National Bank of the Republic of Kazakhstan		57,307	77,122
Due from banks		37,908	44,669
Investment securities and derivatives	10	1,506,831	1,197,615
Loans to customers	11, 17	5,746,600	6,392,266
Property, equipment and intangible assets	19	269,289	396,954
Goodwill	19	17,438	569,485
Inventory	19	16,164	111,479
Other assets	17, 19	106,094	180,487

TOTAL ASSETS		8,377,101	10,048,025

LIABILITIES AND EQUITY

LIABILITIES:
Due to banks	12	24,474	184,934
Customer accounts	13, 17	6,561,950	6,696,338
Debt securities issued	16	51,050	344,150
Subordinated debt		62,416	62,389
Trade liabilities	19	22,454	304,335
Other liabilities	17, 19	81,896	426,217

TOTAL LIABILITIES		6,804,240	8,018,363

EQUITY:
Issued capital	14	130,144	130,144
Treasury shares	14	(151,521)	(148,092)
Additional paid-in-capital		506	506
Revaluation reserve/(deficit) of financial assets and other reserves		41,026	(35,422)
Share-based compensation reserve	15	31,774	16,780
Retained earnings		1,465,295	1,990,530
Total equity attributable to Shareholders of the Company		1,517,224	1,954,446
Non-controlling interest		55,637	75,216
TOTAL EQUITY		1,572,861	2,029,662

TOTAL LIABILITIES AND EQUITY		8,377,101	10,048,025

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Changes in Equity

For the six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

	Issued capital	Treasury shares	Additional paid-in- capital	Revaluation reserve/(deficit) of financial assets and other reserves	Share-based compensation reserve	Retained earnings	Total equity attributable to Shareholders of the Company	Non-controlling interest	Total equity
Balance at 31 December 2023	130,144	(152,001)	506	9,719	34,810	1,054,945	1,078,123	25,090	1,103,213
Net income	-	-	-		-	458,150	458,150	7,907	466,057
Other comprehensive loss	-	-	-	(18,855)	-	-	(18,855)	(200)	(19,055)
Total comprehensive income	-	-	-	(18,855)	-	458,150	439,295	7,707	447,002
Dividends declared	-	-	-	-	-	(323,028)	(323,028)	-	(323,028)
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(1,134)	(1,134)
Share options accrued	-	-	-	-	7,778	-	7,778	-	7,778
Share options exercised	-	3,332	-	-	(19,999)	16,667	-	-	-
Share buy-back program	-	(2,852)	-	-	-	-	(2,852)	-	(2,852)
Balance at 30 June 2024	130,144	(151,521)	506	(9,136)	22,589	1,206,734	1,199,316	31,663	1,230,979
Balance at 31 December 2024	130,144	(151,521)	506	41,026	31,774	1,465,295	1,517,224	55,637	1,572,861
Net income	-	-	-	-	-	509,383	509,383	3,295	512,678
Other comprehensive loss	-	-	-	(77,500)	-	-	(77,500)	(870)	(78,370)
Total comprehensive income	-	-	-	(77,500)	-	509,383	431,883	2,425	434,308
Acquisition of subsidiary with NCI	-	-	-	-	-	-	-	17,748	17,748
Other movements in equity	-	-	-	1,052	-	-	1,052	-	1,052
Dividends declared by subsidiary to non-controlling interest	-	-	-	-	-	-	-	(594)	(594)
Share options accrued	-	-	-	-	4,287	-	4,287	-	4,287
Share options exercised	-	3,429	-	-	(19,281)	15,852	-	-	-
Balance at 30 June 2025	130,144	(148,092)	506	(35,422)	16,780	1,990,530	1,954,446	75,216	2,029,662

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows

For the six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

	Six months ended	Six months ended
	30 June 2024	30 June 2025
CASH FLOWS FROM OPERATING ACTIVITIES:
Interest received from loans to customers	368,736	638,422
Other interest received	99,145	126,967
Interest paid	(284,414)	(381,109)
Expenses paid on obligatory insurance of individual deposits	(6,073)	(8,198)
Net fee revenue received	584,267	758,199
Retail revenue received	75,674	335,322
Sales & marketing expenses paid	(20,260)	(52,365)
Other income received	7,693	3,911
Transaction expenses paid	(13,409)	(16,245)
Cost of goods and services purchased	(134,938)	(479,229)
Technology & product development expenses paid	(35,749)	(60,983)
General & administrative expenses paid	(10,758)	(27,816)

Cash flows from operating activities before changes in operating assets and liabilities	629,914	836,876

Changes in operating assets and liabilities
Decrease/(increase) in operating assets:
Mandatory cash balances with NBRK	(1,312)	(19,815)
Due from banks	(4,070)	(5,664)
Financial assets at FVTPL	(7,260)	(32,149)
Loans to customers	(666,379)	(759,052)
Inventory	(798)	6,116
Other assets	(17,448)	11,909
Increase/(decrease) in operating liabilities:
Due to banks	26,860	160,222
Customer accounts	244,847	121,685
Financial liabilities at FVTPL	(547)	979
Trade liabilities	(78)	73,005
Other liabilities	(21,783)	33,806
Cash inflow from operating activities before income tax	181,946	427,918
Income tax paid	(82,153)	(102,935)
Net cash inflow from operating activities	99,793	324,983
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property, equipment and intangible assets	(32,394)	(78,294)
Proceeds on sale of property and equipment	148	153
Proceeds on disposal of investment securities at FVTOCI	470,011	359,272
Purchase of investment securities at FVTOCI	(394,144)	(142,980)
Acquisitions of subsidiaries, net of cash and cash equivalent acquired	-	(265,716)

Net cash (outflow)/inflow from investing activities	43,621	(127,565)

Joint Stock Company Kaspi.kz

Interim Condensed Consolidated Statements of Cash Flows (continued)

For the six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

	Six months ended	Six months ended
	30 June 2024	30 June 2025

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issue of debt securities	-	326,047
Dividends paid	(323,028)	-
Dividends paid by subsidiary to non-controlling interest	(1,134)	(594)
Purchase of treasury shares	(2,852)	-
Repayment of debt securities issued	(51,195)	(48,996)
Net cash inflow/(outflow) from financing activities	(378,209)	276,457

Effect of changes in foreign exchange rate on cash and cash equivalents	9,191	(15,397)

NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS	(225,604)	458,478

CASH AND CASH EQUIVALENTS, beginning of period	820,466	619,470

CASH AND CASH EQUIVALENTS, end of period	594,862	1,077,948

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

1.
Corporate information

Overview

Kaspi.kz operates a two-sided Super App business model: the Kaspi.kz Super App for consumers and the Kaspi Pay Super App for merchants and entrepreneurs. Our offerings include payments, marketplace and fintech solutions for both consumers and merchants. Our business model, reinforced by our highly recognizable brand and continuing product innovation, generates powerful network effects, which has resulted in growth across all our platforms and strong financial performance.

Kaspi.kz Segments

Our segment reporting is based on our three business platforms:

•
Payments: Our Payments Platform facilitates transactions between and among merchants and consumers. For consumers, our Payments Platform is a highly convenient way to pay for shopping transactions, regular household bills and make peer-to-peer payments.
For merchants, our Payments Platform enables them to accept payments online and in-store, issue and instantly settle invoices, pay suppliers and monitor merchants’ turnover. Our Payments Platform is our main customer acquisition tool and we consider it to be fundamental for high levels of customer engagement. Having achieved scale with consumers and merchants, our Payments Platform brings more value to consumers and merchants.

•
Marketplace: Our Marketplace Platform connects both online and offline merchants with consumers, enabling merchants to increase their sales through and allowing consumers to purchase a broad selection of products and services from a wide range of merchants. Marketplace has three main propositions — m-Commerce, e-Commerce, and Kaspi Travel. m-Commerce brings a digital shopping experience to a merchant’s physical location, while consumers can use e-Commerce to shop anywhere, anytime and typically with free delivery. Kaspi Travel allows consumers to book domestic and international flights, domestic rail tickets and international package holidays. All Marketplace services, except for Türkiye, are integrated with our Fintech and Payments Platforms. Other than in e-Grocery (which enables consumers to order groceries through the Kaspi.kz Super App with home delivery), part of e-Cars (which facilitates buying and selling used cars), and Türkiye Marketplace (which represents hybrid commerce model rooted in a unified 1P and 3P based catalogue), our Marketplace Platform is a “3P” model, enabling third-party merchants to sell their products directly to consumers.

•
Fintech: Our Fintech Platform provides consumers and merchants with BNPL, finance and deposit products. All our Fintech services can be accessed through our Super Apps, fully digitally, with users identified using Kaspi ID biometrics technology. We lend only in local currency and we fund our financing products mainly using deposit products, which are primarily local currency savings accounts. As we add more opportunities to transact with the Kaspi.kz Super App, we anticipate that consumers will keep more of their deposits with us.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

Information about the group of companies

Joint Stock Company Kaspi.kz (“the Company” or “the Group”) was incorporated in the Republic of Kazakhstan in 2008. The Company is regulated by the National Bank of the Republic of Kazakhstan (“NBRK”) and the Agency of the Republic of Kazakhstan for Regulation and Development of Financial Market. The registered address of the Company is 154A, Nauryzbai Batyr street, Almaty, 050013, the Republic of Kazakhstan.

The Group structure did not change since 31 December 2024, except for acquisition of a 65.41% share in “D-MARKET Electronic Services & Trading” (“Hepsiburada”) JSC on 29 January 2025 (“the Closing Date”) with the consideration of approximately USD 1,127 million. At the time the financial statements were authorized for issue, the Group had not yet completed the accounting for the acquisition of Hepsiburada.

On 27 March 2025 Kaspi.kz has signed a share purchase agreement with Rabobank Group, relating to the purchase of Rabobank’s Turkish subsidiary Rabobank A.Ş. The transaction is not material. Rabobank A.Ş. is a fully licensed bank in Türkiye which has neither borrowing or depositing clients nor a branch network. At the time the financial statements were authorized for issue, the agreement is subject to customary closing conditions and receipt of regulatory approval by certain Turkish government agencies.

The shareholders are as follows:

	31 December	30 June
	2024	2025
	%	%
Baring Funds*	24.69	24.43
Mikheil Lomtadze	22.60	22.51
Vyacheslav Kim	21.40	21.32
Public Investors	27.67	27.83
Management	3.64	3.91

Total	100.00	100.00

*As at 31 December 2024 and 30 June 2025, Asia Equity Partners Limited held 8.73% and 8.55% of total shares respectively, Fintech Partners Limited held 9.50% and 9.46% of total shares respectively, Baring Fintech Nexus Limited held 6.45% and 0% of total shares respectively, and European Investors Limited held 0% and 6.42% of total shares respectively, on behalf of Baring Funds.

This interim condensed consolidated financial information was approved on 6 August 2025.

2.
Basis of presentation

This interim condensed consolidated financial information has been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting. This interim condensed consolidated financial information has been prepared on the assumption that the Group is a going concern, as the Group has the resources to continue in operation for at least the next twelve months. In making this assessment, management has considered a wide range of information in relation to present and future economic conditions, including projections of cash flows, profit and capital resources.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

This interim condensed consolidated financial information does not include all the information and disclosures required in the annual consolidated financial statements. The Group omitted disclosures, which would substantially duplicate the information contained in its audited annual consolidated financial statements for 2024 prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), such as accounting policies and details of accounts, which have not changed significantly in amount or composition.

The exchange rates at the period-end used by the Group in the preparation of the interim condensed consolidated financial information are as follows:

	31 December	30 June
	2024	2025

KZT/USD	525.11	519.64
KZT/EUR	546.74	609.23
KZT/TRY	-	13.08

Reclassification

Certain prior period amounts have been reclassified in order to conform to the current period presentation. These reclassifications had no impact on previously reported statements of profit or loss, other comprehensive income, financial position, changes in equity and cash flows.

3.
Material accounting policies

This interim condensed consolidated financial information has been prepared under the historical cost convention, except for the revaluation of certain properties and financial instruments.

The same accounting policies, presentation and methods of computation have been followed in this interim condensed consolidated financial information as were applied in the preparation of the Group’s consolidated financial statements for the year ended 31 December 2024.

Adoption of new and revised Standards

New and revised IFRS Standards that are effective for the current year

The following amendments and interpretations are effective for the Group beginning
1 January 2025:

Amendments to IAS 21- Lack of Exchangeability	1 January 2025
Amendments to the SASB standards to enhance their international applicability	1 January 2025

The above standards and interpretations were reviewed by the Group's management and determined to not have a significant effect on the consolidated financial information of the Group.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

New and revised IFRS Standards in issue but not yet effective

At the date of authorisation of this financial information, the Group has not applied the following new and revised IFRS Accounting Standards as issued by the IASB Standards that have been issued but are not yet effective:

New or revised standard or interpretation	Applicable to annual reporting periods beginning on or after
Amendments IFRS 9 and IFRS 7 regarding the classification and measurement of financial instruments	1 January 2026
Annual Improvements to IFRS Accounting Standards — Volume 11	1 January 2026
IFRS 18 Presentation and Disclosures in Financial Statements	1 January 2027
IFRS 19 Subsidiaries without Public Accountability: Disclosures	1 January 2027

The management does not expect that the adoption of the Standards listed above to have a material impact on the condensed consolidated financial information of the Group in future periods.

4.
Revenue

Revenue includes fee revenue, interest revenue, retail revenue, rewards and other gains/(losses). Rewards earned by retail customers of the Group are deducted from revenue.

	Six months ended	Six months ended	Three months ended	Three months ended
	30 June	30 June	30 June	30 June
	2024	2025	2024	2025

REVENUE	1,152,051	1,789,352	599,237	967,501
Fee revenue	604,688	768,183	316,568	402,222
Interest revenue	490,137	709,033	249,836	381,069
Retail revenue	75,674	335,322	40,104	200,979
Rewards	(26,623)	(26,978)	(13,655)	(14,758)
Other gains/(losses)	8,175	3,792	6,384	(2,011)

Revenue by segments is presented below:

	Six months ended	Six months ended	Three months ended	Three months ended
	30 June	30 June	30 June	30 June
	2024	2025	2024	2025
Payments	265,313	308,687	138,716	161,216
Payments fee revenue	207,423	241,200	109,613	125,737
Interest revenue	57,890	67,487	29,103	35,479

Marketplace	319,056	808,433	168,606	459,088
Marketplace fee revenue	242,481	425,533	127,883	230,727
Retail revenue	75,674	335,322	40,104	200,979
Interest revenue	-	31,401	-	19,732
Other gains	901	16,177	619	7,650

Fintech	598,086	713,528	307,485	370,717
Interest revenue	432,247	619,963	220,733	332,394
Fintech fee revenue	158,565	105,950	80,987	47,984
Other gains/(losses)	7,274	(12,385)	5,765	(9,661)
Intergroup	(3,781)	(14,318)	(1,915)	(8,762)
Segment Revenue	1,178,674	1,816,330	612,892	982,259
Rewards	(26,623)	(26,978)	(13,655)	(14,758)
REVENUE	1,152,051	1,789,352	599,237	967,501

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

For the six months ended 30 June 2024 and 2025, intergroup represents Marketplace fee revenue that was offset by Marketing expense, for activities to attract customers of Fintech car loans. In addition, intergroup includes interest revenue generated by Marketplace and Payments platforms due to placement of free cash flow to term deposits in the Bank that is offset by interest expenses of Fintech.

For the six months ended 30 June 2025, marketplace revenue attributable to Türkiye, include marketplace fee revenue of KZT 116,704 million, retail revenue of KZT 235,408 million, interest revenue of KZT 23,890 million and other gains of KZT 15,792 million which are gains on the net monetary position. For the six months ended 30 June 2025, rewards attributable to Türkiye is KZT 4,933 million.

For the three months ended 30 June 2025, marketplace revenue attributable to Türkiye, include marketplace fee revenue of KZT 68,714 million, retail revenue of KZT 150,765 million, interest revenue of KZT 15,135 million and other gains of KZT 7,389 million which are gains on the net monetary position. For the three months ended 30 June 2025, rewards attributable to Türkiye is KZT 3,726 million.

Other gains (losses) are mainly due to net gains (losses) on foreign exchange operations, financial assets and liabilities. For the six months ended 30 June 2024 and 2025, the net gains (losses) on foreign exchange operations were KZT 1,445 million and KZT 1,406 million, respectively. For the three months ended 30 June 2024 and 2025, net gains (losses) on foreign exchange operations were KZT 522 million and KZT (9,180) million, respectively.

For the six months ended 30 June 2024 and 2025, the net gains (losses) on financial assets and liabilities were KZT 5,336 million and KZT (16,186) million, respectively. For the three months ended 30 June 2024 and 2025, net gains (losses) on financial assets and liabilities were
KZT 4,950 million and KZT (2,126) million, respectively.

Fee revenue and retail revenue are presented by timing of revenue recognition in the table below:

	Six months ended	Six months ended	Three months ended	Three months ended
	30 June	30 June	30 June	30 June
	2024	2025	2024	2025
Goods and services transferred at point in time	510,052	975,154	269,614	542,802
Payments fee revenue - Transaction Revenue	191,897	223,572	101,627	116,821
Marketplace fee revenue - Seller Fees	242,481	416,260	127,883	225,002
Retail revenue	75,674	335,322	40,104	200,979
Goods and services transferred over time	174,091	132,851	88,973	62,625
Payments fee revenue - Membership Revenue	15,526	17,628	7,986	8,916
Marketplace fee revenue - Membership revenue	-	9,273	-	5,725
Fintech fee revenue - Membership Revenue	1,720	1,526	895	779
Fintech fee revenue - Fintech banking service fees	156,845	104,424	80,092	47,205
TOTAL FEE AND RETAIL REVENUE	684,143	1,108,005	358,587	605,427

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

5.
Segment Reporting

The Group reports its business in three operating segments.

The following tables present the summary of each segments’ revenue and net income:

	Six months ended 30 June 2024	Six months ended 30 June 2025	Three months ended 30 June 2024	Three months ended 30 June 2025

SEGMENT REVENUE	1,178,674	1,816,330	612,892	982,259
Payments	265,313	308,687	138,716	161,216
Marketplace	319,056	808,433	168,606	459,088
Fintech	598,086	713,528	307,485	370,717
Intergroup	(3,781)	(14,318)	(1,915)	(8,762)

NET INCOME	466,057	512,678	242,617	258,629
Payments	169,644	203,836	88,636	105,697
Marketplace	148,888	149,919	77,546	70,477
Fintech	147,525	158,923	76,435	82,455

Operating segments are identified based on how the Group manages the business on a day-to-day basis and the types of products and services provided. Operating segments are reported in a manner consistent with internal reports, which are reviewed and used by the management board (who are identified as Chief Operating Decision Makers, “CODM”). The operating performance measure of each operating segment is revenue and net income.

Expenses associated with share-based compensation are recognised across the segments.

The following table presents the summary of share-based compensation expense by segments:

	Six months ended 30 June 2024	Six months ended 30 June 2025	Three months Ended 30 June 2024	Three months ended 30 June 2025

SHARE-BASED COMPENSATION	(7,778)	(4,287)	(3,889)	(2,126)
Payments	(2,935)	(1,651)	(1,467)	(820)
Marketplace	(996)	(915)	(501)	(455)
Fintech	(3,847)	(1,721)	(1,921)	(851)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

The following tables present the summary of revenue, net income, and non-current assets (excluding financial instruments, deferred tax assets and other financial assets) by geographical market:

	Six months ended 30 June 2024	Six months ended 30 June 2025	Three months ended 30 June 2024	Three months ended 30 June 2025

SEGMENT REVENUE	1,178,674	1,816,330	612,892	982,259
Kazakhstan & Other	1,178,674	1,419,601	612,892	734,115
Türkiye	-	396,729	-	248,144
NET INCOME	466,057	512,678	242,617	258,629
Kazakhstan & Other	466,057	535,277	242,617	275,767
Türkiye	-	(22,599)	-	(17,138)

	31 December	30 June
	2024	2025

NON-CURRENT ASSETS	284,909	417,139
Kazakhstan & Other	284,909	337,801
Türkiye	-	79,338

Our geographic segments are Kazakhstan & Other Countries (including Azerbaijan and Ukraine) and Türkiye.

Revenue attributed to geographic market is based on the selling location. Non-current assets are based on the physical location of the assets as of the end of each year.

6.
Costs and operating expenses

	Six months ended	Six months ended	Three months ended	Three months ended
	30 June	30 June	30 June	30 June
	2024	2025	2024	2025

COSTS AND OPERATING EXPENSES	(586,667)	(1,159,944)	(302,950)	(645,545)
Interest expenses	(292,584)	(401,354)	(147,085)	(218,287)
Transaction expenses	(13,409)	(16,245)	(7,078)	(8,459)
Cost of goods and services	(135,698)	(479,665)	(72,620)	(278,688)
Technology & product development	(52,674)	(93,786)	(26,244)	(50,889)
Sales & marketing	(20,407)	(51,990)	(10,473)	(29,762)
General & administrative expenses	(15,165)	(34,476)	(7,773)	(17,523)
Provision expenses (Note 7)	(56,730)	(82,428)	(31,677)	(41,937)

Interest expenses include interest expenses on customer accounts, mandatory insurance of retail deposits and interest expenses on debt securities, including subordinated debt and due to banks.

Transaction expenses are mainly composed of the costs associated with accepting, processing and otherwise enabling payment transactions. Those costs include fees paid to payment processors, payment networks and various service providers.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

Cost of goods and services include costs incurred to operate retail network, 24-hour call support and communication with customers, product packaging and delivery, and other expenses which can be attributed to the Group’s operating activities related to the provision of the products and services. It also includes the price paid by us for consumer products, the subsequent sale of which generates Retail revenue.

Technology & product development consist of staff and contractor costs that are incurred in connection with the research and development of new and maintenance of existing products and services, development, design, data science and maintenance of our products and services, and infrastructure costs. Infrastructure costs include depreciation of servers, networking equipment, data center, kartomats, postomats and payment equipment, rent, utilities, and other expenses necessary to support our technologies and platforms. Collectively, these costs reflect the investments we make in order to offer a wide variety of products and services to our customers.

Sales & marketing consist primarily of online and offline advertising expenses, promotion expenses, staff costs and other expenses that are incurred directly to attract or retain consumers and merchants. It also includes our charity and sponsorship activities.

General & administrative expenses consist primarily of costs incurred to provide support to our business, including legal, human resources, finance, risk, compliance, executive, professional services fees, office facilities, and other support functions.

For the six months ended 30 June 2025, costs and operating expenses attributable to Türkiye, include interest expenses of KZT 47,421 million, cost of goods and services were KZT 289,951 million, technology & product development were KZT 28,834 million, sales & marketing were
KZT 24,594 million, general & administrative expenses were KZT 16,297 million.

For the three months ended 30 June 2025, costs and operating expenses attributable to Türkiye, include interest expenses of KZT 33,738 million, cost of goods and services were KZT 181,100 million, technology & product development were KZT 17,959 million, sales & marketing were
KZT 14,147 million, general & administrative expenses were KZT 8,643 million.

Employee benefits, depreciation and amortization expenses and operating lease expenses are presented as follows:

	Six months ended			Six months ended
	30 June 2024			30 June 2025
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(13,869)	-	(626)	(36,073)	-	(756)
Technology & product development	(26,446)	(12,157)	(2,547)	(39,130)	(29,490)	(6,656)
Sales & marketing	(1,393)	-	(69)	(3,223)	-	(140)
General & administrative expenses	(8,518)	(1,922)	(516)	(16,592)	(5,324)	(1,566)
Total	(50,226)	(14,079)	(3,758)	(95,018)	(34,814)	(9,118)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

	Three months ended			Three months ended
	30 June 2024			30 June 2025
	Employee benefits	Depreciation & amortisation	Operating lease	Employee benefits	Depreciation & amortisation	Operating lease
Cost of goods and services	(7,083)	-	(316)	(20,259)	-	(385)
Technology & product development	(13,165)	(5,967)	(1,374)	(20,238)	(16,989)	(3,686)
Sales & marketing	(702)	-	(32)	(1,755)	-	(89)
General & administrative expenses	(4,480)	(942)	(272)	(8,056)	(2,983)	(1,015)
Total	(25,430)	(6,909)	(1,994)	(50,308)	(19,972)	(5,175)

Expenses associated with share-based compensation are recognised across the functions in which the compensation recipients are employed. The following table sets forth an analysis of share-based compensation expense by function for the periods indicated:

	Six months ended	Six months ended	Three months ended	Three months ended
	30 June	30 June	30 June	30 June
	2024	2025	2024	2025

SHARE-BASED COMPENSATION	(7,778)	(4,287)	(3,889)	(2,126)
Cost of goods and services	(658)	(303)	(329)	(159)
Technology & product development	(4,470)	(2,899)	(2,235)	(1,434)
Sales & marketing	(270)	(113)	(135)	(62)
General & administrative expenses	(2,380)	(972)	(1,190)	(471)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

7.
Provision expenses

The movements in loss allowance for the six months ended 30 June 2024 were as follows:

	Loans to customers	Due from banks	Financial assets at FVTOCI	Cash and cash equivalents	Other assets	Contin-gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 2
Loss allowance as at 31 December 2023	59,939	16,290	166,042	261	6	114	158	1,136	23	5,640	35	249,644
Changes in provisions
-Transfer to Stage 1	20,791	(2,974)	(17,817)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(6,488)	13,094	(6,606)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(8,693)	(10,981)	19,674	-	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(27,400)	10,319	37,905	1,438	(1)	182	(14)	(549)	8	954	(11)	22,831
New assets issued or acquired	43,837	-	-	-	-	121	-	-	-	-	-	43,958
Repaid assets (except for write-off)	(16,563)	(1,508)	(5,629)	-	-	-	-	-	-	-	-	(22,700)
Modification effect	-	-	13,641	-	-	-	-	-	-	-	-	13,641
Total effect on Consolidated Statements of Profit or Loss	(125)	8,811	45,917	1,438	(1)	303	(14)	(549)	8	954	(11)	56,730
Write-off, net of recoveries / recoveries	-	-	(28,593)	-	-	-	-	-	-	668	-	(27,925)
Foreign exchange difference	-	-	(2)	-	-	-	-	-	-	-	-	(2)
As at 30 June 2024	65,423	24,240	178,615	1,699	5	417	144	587	31	7,262	24	278,447

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

The movements in loss allowance for the six months ended 30 June 2025 were as follows:

	Loans to customers	Due from banks	Financial assets at FVTOCI	Cash and cash equivalents	Other assets	Contin-gencies	Total
	Stage 1	Stage 2	Stage 3	POCI	Stage 1	Stage 1	Stage 2	Stage 3	Stage 1	Stage 3	Stage 2
Loss allowance as at 31 December 2024	77,521	22,378	193,759	2,185	7	451	140	587	42	8,570	-	305,640
Changes in provisions
-Transfer to Stage 1	22,550	(17,148)	(5,403)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 2	(6,078)	29,830	(23,752)	-	-	-	-	-	-	-	-	-
-Transfer to Stage 3	(184)	(18,965)	19,149	-	-	-	-	-	-	-	-	-
Net changes, resulting from changes in credit risk parameters	(33,771)	9,869	74,967	(767)	(3)	(53)	(36)	(153)	-	2,711	-	52,764
New assets issued	31,892	-	-	-	-	18	-	-	-	-	-	31,910
Repaid assets (except for write-off)	(20,494)	(713)	(4,272)	-	-	(28)	-	-	-	-	-	(25,507)
Modification effect	-	-	23,261	-	-	-	-	-	-	-	-	23,261
Total effect on Consolidated Statements of Profit or Loss	(22,372)	9,155	93,956	(767)	(3)	(63)	(36)	(153)	-	2,711	-	82,428
Write-off, net of recoveries / recoveries	-	-	(44,661)	-	-	-	-	-	-	(115)	-	(44,776)
On acquisition of subsidiary	539	856	2,783	-	-	-	-	-	-	-	-	4,178
Other changes	(86)	(114)	(496)	-	-	-	-	-	-	902	-	206
Foreign exchange difference	-	-	(1)	-	-	-	-	-	-	-	-	(1)
As at 30 June 2025	71,890	25,993	235,333	1,418	4	388	104	434	42	12,068	-	347,674

Net changes, resulting from changes in credit risk parameters include decrease of provisions due to partial repayment of loans.

As at 31 December 2024 and 30 June 2025, the allowance for impairment losses on financial assets at FVTOCI of KZT 1,178 million and

KZT 926 million, respectively, is included in the ‘Revaluation reserve of financial assets and other reserves’ within equity.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

8.
Earnings per share

Earnings per share are determined by dividing the net income attributable to shareholders of the Company by the weighted average number of common shares outstanding during the six months ended 30 June 2025. For the purpose of diluted earnings per share calculation, the Group considers dilutive effects of share-based compensation.

	30 June	30 June
	2024	2025
Net income attributable to the shareholders of the Company	458,150	509,383
Weighted average number of common shares for basic earnings per share	189,646,358	190,402,249
Weighted average number of common shares for diluted earnings per share	191,101,618	191,226,496
Earnings per share – basic (KZT)	2,416	2,675
Earnings per share – diluted (KZT)	2,397	2,664

Reconciliation of the number of shares used for basic and diluted earnings per share:

	30 June	30 June
	2024	2025
Weighted average number of common shares for basic earnings per share	189,646,358	190,402,249
Number of potential common shares attributable to share-based compensation	1,455,260	824,247
Weighted average number of common shares for diluted earnings per share	191,101,618	191,226,496

9.
Cash and cash equivalents

	31 December	30 June
	2024	2025

Cash on hand	197,002	174,598
Current accounts with other banks	108,246	379,879
Short-term deposits with other banks	314,222	497,428
Reverse repurchase agreements	-	26,043

Total cash and cash equivalents	619,470	1,077,948

Cash on hand includes cash balances with ATMs and cash in transit.

As at 31 December 2024 and 30 June 2025, current accounts and short-term deposits with NBRK are KZT 192,102 million and KZT 405,763 million, respectively.

As at 31 December 2024 and 30 June 2025, the fair value of collateral of reverse repurchase agreements classified as cash and cash equivalents, are KZT Nil and KZT 26,043 million, respectively.

As at 31 December 2024 and 30 June 2025, restricted deposits included in due from banks with investment credit ratings (higher than ‘BBB-‘) in favor of international payments systems were KZT 35,114 million and KZT 35,356 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

10.
Investment securities and derivatives

Investment securities and derivatives comprise:

	31 December	30 June
	2024	2025

Total financial assets at FVTOCI	1,489,682	1,167,121
Total financial assets at FVTPL	17,149	28,218
Total financial assets at amortized cost	-	2,276

Total investment securities and derivatives	1,506,831	1,197,615

Financial assets at FVTOCI comprise:
	31 December 2024	30 June 2025

Debt securities	1,489,205	1,166,668
Equity investments	477	453

Total financial assets at FVTOCI	1,489,682	1,167,121

	Interest rate, %	31 December 2024	Interest rate, %	30 June 2025
Debt securities
Bonds of the Ministry of Finance of the Republic of Kazakhstan	0.60-16.70	1,192,962	0.60-15.35	818,347
Corporate bonds	2.00-15.88	292,364	2.00-15.50	212,224
Sovereign bonds of foreign countries	0.63-4.13	3,475	0.63-5.00	136,097
Discount notes of the NBRK	14.62	404	-	-

Total debt securities		1,489,205		1,166,668

Debt securities are graded according to their external credit ratings issued by an international rating agency, such as Standard and Poor’s, Fitch and Moody’s Investors Services and are graded as follows:

	A- and higher	BBB+ to BBB-	BB+ to B-	Not rated	Total
Debt securities as at 31 December 2024	36,415	1,373,391	4,957	74,442	1,489,205
Debt securities as at 30 June 2025	161,916	941,516	4,764	58,472	1,166,668

Financial assets at FVTPL comprise:

	31 December	30 June
	2024	2025

Derivative financial instruments	17,149	6,754
Investment funds	-	21,464
Total financial assets at FVTPL	17,149	28,218

As at 30 June 2025, financial assets at FVTPL included swap and spot instruments of KZT 4,416 million (31 December 2024: KZT 4,923 million) with a notional amount of KZT 131,679 million (31 December 2024: KZT 139,659 million) and forwards of KZT 2,338 million
(31 December 2024: KZT 12,226 million) with a notional amount of KZT 251,974 million
(31 December 2024: KZT 274,327 million).

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

As at 30 June 2025, financial liabilities at FVTPL included swap and spot instruments of
KZT 1,057 million (31 December 2024: KZT 133 million) with a notional amount of KZT 131,678 million (31 December 2024: KZT 139,696 million) and forwards of KZT 195 million
(31 December 2024: KZT 129 million) with a notional amount of KZT 256,047 million
(31 December 2024: KZT 269,387 million).

As at 31 December 2024 and 30 June 2025, investment securities were not pledged or restricted, except for bonds of the Ministry of Finance of the Republic of Kazakhstan, notes of NBRK and corporate bonds pledged under repurchase agreements with other banks totaling
KZT 24,474 million and KZT 152,574 million, respectively (Note 12).

11.
Loans to customers

	31 December	30 June
	2024	2025

Gross loans to customers	6,042,443	6,726,900
Less: allowance for impairment losses (Note 7)	(295,843)	(334,634)

Total loans to customers	5,746,600	6,392,266

All loans to customers issued by the Group were allocated to the Fintech segment for internal segment reporting purposes.

The Group did not provide loans which individually exceeded 10% of the Group’s equity.

Movements in allowances for impairment losses on loans to customers for the six months ended 30 June 2024 and 2025 are disclosed in Note 7.

As at 31 December 2024 and 30 June 2025, accrued interest of KZT 68,558 million and KZT 87,687 million, respectively, was included in loans to customers.

Loans with principal or accrued interest in arrears for more than 90 days are classified as non-performing loans (“NPLs”). These loans were classified in Stage 3. Allowance for impairment losses to NPLs reflects the Group’s total provision as a percentage of NPLs. Considering the ratio represents allowance for impairment losses for all loans as a percentage of NPLs, the ratio can be more than 100%.

The following table sets forth the Group’s outstanding NPLs as compared to the total allowance for impairment losses on total loans to customers:

	Gross NPLs	Total allowance for impairment	Total allowance for impairment losses to Gross NPLs

As at 31 December 2024	327,730	295,843	90%
As at 30 June 2025	390,864	334,634	86%

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

Provision expenses on loans to customers:

	Six months ended	Six months ended	Three months ended	Three months ended
	30 June	30 June	30 June	30 June
	2024	2025	2024	2025
Provision expenses on loans to customers	(56,040)	(79,972)	(31,118)	(39,813)

The gross carrying amount and related allowance for impairment losses on loans to customers by stage were as follows:

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	5,447,804	86,251	485,252	23,136	6,042,443
Less: allowance for impairment losses	(77,521)	(22,378)	(193,759)	(2,185)	(295,843)
Carrying amount as at 31 December 2024	5,370,283	63,873	291,493	20,951	5,746,600

	Stage 1	Stage 2	Stage 3
	12-month ECL	Lifetime ECL	Lifetime ECL	POCI	Total

Gross loans to customers	6,008,537	107,781	589,115	21,467	6,726,900
Less: allowance for impairment losses	(71,890)	(25,993)	(235,333)	(1,418)	(334,634)
Carrying amount as at 30 June 2025	5,936,647	81,788	353,782	20,049	6,392,266

During the six months ended 30 June 2024 and 2025, the Group has restructured loans to customers, which were classified as NPLs, in the amount of KZT 57,678 million and
KZT 88,224 million, respectively, by providing an interest free extended repayment schedule.

During the six months ended 30 June 2024 and 2025, KZT 26,398 million and KZT 50,254 million, respectively, of restructured loans were collected.

As at 31 December 2024 and 30 June 2025, the Group’s restructured loans in Stage 3 amounted to the gross carrying amount of KZT 94,556 million and KZT 120,944 million, respectively.

As at 31 December 2024 and 30 June 2025, the Group’s restructured loans in Stage 2 amounted to the gross carrying amount of KZT 18,009 million and KZT 16,365 million, respectively.

As at 31 December 2024 and 30 June 2025, the Group’s restructured loans in Stage 1 amounted to the gross carrying amount of KZT 15,364 million and KZT 23,769 million, respectively.

As at 31 December 2024 and 30 June 2025, the Group’s restructured loans recognised as POCI amounted to the gross carrying amount of KZT 23,136 million and KZT 21,467 million, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

12.
Due to banks

	31 December	30 June
	2024	2025
Recorded at amortised cost:
Repurchase agreements	24,151	152,574
Time deposits of banks and other financial institutions	323	32,360

Total due to banks	24,474	184,934

As at 31 December 2024 and 30 June 2025, accrued interest of KZT 67 million and
KZT 348 million, respectively, was included in due to banks.

Fair value of securities pledged as collateral of repurchase agreements, which were classified as due to banks as at 31 December 2024 and 30 June 2025, amounted to KZT 24,474 million and KZT 152,574 million, respectively.

13.
Customer accounts

	31 December	30 June
	2024	2025

Individuals
Term deposits	5,328,125	5,556,936
Current accounts	921,913	819,487
Total due to individuals	6,250,038	6,376,423

Corporate customers
Term deposits	106,010	122,983
Current accounts	205,902	196,932
Total due to corporate customers	311,912	319,915

Total customer accounts	6,561,950	6,696,338

As at 31 December 2024 and 30 June 2025, accrued interest of KZT 51,212 million and
KZT 59,187 million, respectively, was included in term deposits within customer accounts.

As at 31 December 2024 and 30 June 2025, customer accounts of KZT 83,654 million and
KZT 67,463 million, respectively, were held as prepayments on loans to customers.

As at 31 December 2024 and 30 June 2025, customer accounts of KZT 76,413 million
(1.16% of total customer accounts) and KZT 82,680 million (1.23% of total customer accounts), respectively, were due to the top twenty customers.

As at 31 December 2024 and 30 June 2025, customer accounts were predominately denominated in KZT, comprising 91% and 92%, respectively.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

14.
Share capital

The table below provides a reconciliation of the change in the number of authorised shares, issued and fully paid shares, treasury shares and shares outstanding:

	Authorised shares	Issued and fully paid shares	Treasury shares	Shares outstanding

Common shares

1 January 2024	216,742,000	199,500,000	(10,166,535)	189,333,465
ADS options exercised (Note 15)	-	-	747,178	747,178
GDR buyback program	-	-	(64,914)	(64,914)

31 December 2024	216,742,000	199,500,000	(9,484,271)	190,015,729

ADS options exercised (Note 15)	-	-	768,793	768,793
30 June 2025	216,742,000	199,500,000	(8,715,478)	190,784,522

The Group accounts for GDRs repurchased in Treasury Shares component of Share Capital.

One GDR represents one share.

The following table summarizes the details of the GDR buyback programs:

	Start date	Maturity date	Number of GDRs acquired	Total amount paid
1st buy-back program	22 April 2022	21 July 2022	998,429	22,841
2nd buy-back program	22 July 2022	21 October 2022	788,153	21,325
3rd buy-back program	22 October 2022	24 February 2023	1,131,380	38,474
4th buy-back program	22 March 2023	21 July 2023	531,995	18,740
5th buy-back program	22 July 2023	21 October 2023	283,689	12,614
6th buy-back program	22 October 2023	16 January 2024	303,286	13,233
30 June 2025			4,036,932	127,227

The Company made certain amendments to its Deposit Agreement, pursuant to which, among others, it renamed Regulation S GDRs as ADSs, which amendments became effective on
18 January 2024. Pursuant to the amendments, the Company has an Amended Level III ADS Deposit Agreement among the Company, the Depositary and the Owners and Holders of ADSs, and an Amended Rule 144A GDR Deposit Agreement between the Company and the Depositary.

The table below provides a reconciliation of the change in outstanding share capital fully paid:

	Issued and fully paid shares	Treasury shares	Total
31 December 2023	130,144	(152,001)	(21,857)
ADS options exercised	-	3,332	3,332
GDR buyback program	-	(2,852)	(2,852)
31 December 2024	130,144	(151,521)	(21,377)
ADS options exercised	-	3,429	3,429
Balance at 30 June 2025	130,144	(148,092)	(17,948)

All shares are KZT denominated. The Group has one class of common shares which carry no right to fixed dividend.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

During the six months ended 30 June 2024 and 2025, the Group declared dividends of

KZT 850 and KZT Nil per ordinary share for the total amount of KZT 323,028 million and

KZT Nil, respectively.

15.
Share-based compensation

In 2023, the share option program was expanded to include more senior executives and other core Group personnel. The share-based awards are used to attract, incentivize and retain employees over the long-term by the management of the Group.

Share-based compensation expense

According to IFRS 2, this accelerates the recognition of compensation expenses resulting in a higher proportion of expenses being recognised in the early years of overall plan.

ADS Options

The fair value of ADS options at the date of grant is determined using the Black-Scholes model. The fair value determined at the grant date is expensed over the five-year vesting period, based on the Group’s estimate of the number of ADS options that will eventually vest. Recipients of ADS options are entitled to receive dividends once ADS options vested and exercised.

The inputs into the Black-Scholes model are as follows:

	31 December	30 June
	2024	2025

Black-Scholes model inputs:
Weighted average share price in USD	68.4	92.7
Expected volatility	42.1%	39.4%
Risk-free rate	4.3%	5.3%
Dividend yield	7.0%	6.5%

Expected volatility is based on the historical share price volatility over the past 3 years.

The following table summarizes the details of the ADS options outstanding:

	31 December	30 June
	2024	2025
	(ADSs)	(ADSs)
Outstanding at the beginning of the period	2,202,438	1,598,230
Granted	142,970	-
Forfeited	-	(5,190)
Exercised	(747,178)	(768,793)
Expired	-	-
Outstanding at the end of the period	1,598,230	824,247

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

The following table represents Share-based compensation reserve outstanding:

Share-Based Compensation reserve
1 January 2024	34,810
ADS options accrued	16,963
ADS options exercised	(19,999)
31 December 2024	31,774
ADS options accrued	4,287
ADS options exercised	(19,281)
30 June 2025	16,780

16.
Fair value of financial instruments

a.
Fair value of financial instruments

IFRS Accounting Standards as issued by the IASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

b.
Fair value of the Group's financial assets and financial liabilities measured at fair value on a recurring basis

Some of the Group's financial assets and financial liabilities are measured at fair value at the end of each reporting period. The following table gives information about how the fair values of these financial assets and financial liabilities are determined (in particular, the valuation technique(s) and inputs used).

Financial assets/financial liabilities	Fair value as at 31 December 2024	Fair value as at 30 June 2025	Fair value hierarchy	Valuation technique(s) and key input(s)

Non-derivative financial assets at FVTOCI (Note 10)	22,898	156,584	Level 1	Quoted prices in an active market.
Non-derivative financial assets at FVTOCI (Note 10)	1,463,463	1,006,888	Level 2	Quoted prices in markets that are not active.
Non-derivative financial assets at FVTOCI (Note 10)	3,261	3,585	Level 3	DCF method with weighted average discount ratio 14.1%
Unlisted equity investments classified as financial assets at FVTOCI (Note 10)	60	64	Level 3	Adjusted net assets based on most recent published financial statements of unlisted companies with discount for marketability and liquidity. Discount ratios varies from 10% to 30%.
Derivative financial assets (Note 10)	17,149	6,754	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Investment funds at FVPTL (Note 10)	-	21,464	Level 2	Quoted prices in markets that are not active.
Derivative financial liabilities (Note 10)	262	1,252	Level 2

DCF method. Future cash flows are estimated based on forward exchange rates (from observable forward exchange rates at the end of the reporting period) and contract forward rates, discounted at a rate that reflects the credit risk of various counterparties.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

As at 31 December 2024, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 356,712 million and KZT 820,340 million, respectively.

As at 30 June 2025, the fair value of the investment securities in Level 2 includes short-term and long-term sovereign debt securities of KZT 129,161 million and KZT 672,553 million, respectively. Those investment securities are by nature and for regulatory purposes treated as high quality liquid assets, but are classified as Level 2 due to insufficient trading on regulated market.

The reconciliation of Level 3 fair value measurements of financial assets is presented as follows:

Fair value through other comprehensive income
	Unquoted debt securities	Total

1 January 2025	3,261	3,261

Total gains or losses:
- in profit or loss	-	-
- in other comprehensive income	324	324
Purchases	-	-
Issues	-	-
Disposals/settlements	-	-
Transfer into level 3	-	-
Transfers out of level 3	-	-

30 June 2025	3,585	3,585

During the six months ended 30 June 2025, there were no transfers between Level 1, Level 2 and Level 3.

c.
Fair value of financial assets and financial liabilities that are not measured at fair value on a recurring basis (but fair value disclosures are required).

Except as detailed in the following table, management of the Group considers that the carrying amount of financial assets and financial liabilities recognised in the consolidated financial statements approximate their fair values.

	31 December 2024
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	37,908	37,330	Level 2
Loans to customers	5,746,600	5,663,357	Level 3
Due to banks	24,474	24,474	Level 2
Customer accounts	6,561,950	6,515,258	Level 2
Debt securities issued	51,050	49,838	Level 2
Subordinated debt	62,416	60,645	Level 2

	30 June 2025
	Carrying amount	Fair value	Fair value hierarchy

Due from banks	44,669	44,204	Level 2
Loans to customers	6,392,266	6,394,697	Level 3
Due to banks	184,934	184,934	Level 2
Customer accounts	6,696,338	6,641,917	Level 2
Debt securities issued	344,150	338,390	Level 2
Subordinated debt	62,389	62,389	Level 2

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

Assets and liabilities for which fair value approximates carrying value

For financial assets and liabilities that have a short-term maturity (less than 3 months), it is assumed that the carrying amounts approximate to their fair value. This assumption is also applied to demand deposits and savings accounts without a maturity.

Due from banks

The estimated fair value of term due from banks is determined by discounting the contractual cash flows using interest rates currently offered for due from banks with similar terms.

Loans to customers

Loans to individual customers are made at fixed rates. The fair value of fixed rate loans has been estimated by reference to the market rates available at the reporting date for loans with similar maturity profile.

Due to banks

The estimated fair value of due to banks is determined by discounting the contractual cash flows using interest rates currently offered for due to banks with similar terms.

Customer accounts

The estimated fair value of term deposits is determined by discounting contractual cash flows using interest rates currently offered for deposits with similar terms. For current accounts which are non-interest bearing, the Group considers fair value to equal carrying value, which is equivalent to the amount payable on the balance sheet date.

Debt securities issued, subordinated debt

Debt securities issued and subordinated debt are valued using quoted prices.

In March 2025, the Group issued debt securities totaling USD 650 million at a fixed rate of 6.25% per annum and maturing in 2030.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

17.
Transactions with related parties

In considering each possible related party relationship, attention is directed to the substance of the relationship, and not merely the legal form. The Group had the following transactions outstanding with related parties:

	31 December 2024		30 June 2025
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions

Consolidated statements of financial position
Gross loans to customers	1,103	6,042,443	730	6,726,900
- entities controlled by the key management personnel of the Group	1,103		730

Other assets	1,955	106,094	4,849	180,487
- entities controlled by the key management personnel of the Group	1,955		4,849

Customer accounts	12,120	6,561,950	7,366	6,696,338
- entities controlled by the key management personnel of the Group	2,846		1,486
- key management personnel of the Group	9,146		5,831
- other related parties	128		49

Other liabilities	963	81,896	1,539	426,217
- entities controlled by the key management personnel of the Group	963		1,539

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

	30 June 2024		30 June 2025
	Transactions with related parties	Total category as per financial statements caption	Transactions with related parties	Total category as per financial statements caption
Consolidated Statements of Profit or Loss
Net fee revenue	1,930	578,065	2,093	741,205
- entities controlled by the key management personnel of the Group	1,846		2,005
- key management personnel of the Group	84		88

Interest revenue	108	490,137	87	709,033
- other related parties	108		87

COSTS AND OPERATING EXPENSES
Interest expense	(403)	(292,584)	(494)	(401,354)
- entities controlled by the key management personnel of the Group	-		(29)
- key management personnel of the Group	(402)		(463)
- other related parties	(1)		(2)

Transaction expenses	(40)	(13,409)	(127)	(16,245)
- entities controlled by the key management personnel of the Group	(40)		(127)

Cost of goods and services	(3,549)	(135,698)	(3,319)	(479,665)
- entities controlled by the key management personnel of the Group	(3,549)		(3,319)

During the six months ended 30 June 2024 and 2025, the total value of goods purchased from entities controlled by the key management personnel was KZT 3,248 million and
KZT 3,811 million, respectively, from which KZT 3,194 million and KZT 3,105 million, respectively, was recognised in cost of goods and services.

During the six months ended 30 June 2024 and 2025, the total value of Property, equipment and intangible assets purchased from entities controlled by the key management personnel was

KZT 1,026 and KZT 75 million, respectively.

Compensation to directors and other members of key management is presented as follows:

	Six months ended 30 June 2024		Six months ended 30 June 2025
	Transactions with related parties	Total category as per financial statements captions	Transactions with related parties	Total category as per financial statements captions
Compensation to key management personnel:
Employee benefits	(211)	(50,226)	(278)	(95,018)
Share-based compensation	(908)	(7,778)	(19)	(4,287)

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

18.
Regulatory matters

The management of Kaspi Bank JSC (“the Bank” - subsidiary of the Company) monitors capital adequacy ratio based on requirements of standardised approach of Basel Committee of Banking Supervision “Basel III: A global regulatory framework for more resilient banks and banking systems” (December 2010, updated in June 2011).

The capital adequacy ratios calculated on the basis of the Bank’s consolidated financial statements under Basel III with updated RWA methodology are presented in the following table:

	31 December	30 June
	2024	2025

Tier 1 capital (k1.2)	17.6%	18.6%
Total capital (k.2)	18.3%	18.6%

The Bank complies with NBRK’s capital requirements. The minimum regulatory capital adequacy requirements are 6.5% for k1.2 and 8% for k.2, excluding a conservation buffer of 3% and systemic buffer of 1% for each.

The following table presents the Bank’s capital adequacy ratios in accordance with the NBRK requirements:

	31 December	30 June
	2024	2025

Tier 1 capital (k1.2)	12.6%	12.7%
Total capital (k.2)	12.7%	12.7%

19.
Business combination

On 29 January 2025, we entered into select strategic alliance and potential strategic acquisition that is complementary to our business and operations, including opportunities that we believe can help us further improve growth across all our platforms and strong financial performance. The Group acquired 65.41% share in Hepsiburada.

The initial accounting for the acquisition of Hepsiburada has only been provisionally determined at the end of the reporting period. The main reason for being provisional is related to the reasonable time needed to obtain all of the information necessary to identify and measure net assets acquired, liabilities assumed and resulting goodwill, including the valuation of the acquired intangible assets. At the date of finalization of these interim condensed consolidated financial information, the necessary market valuations and other calculations had not been finalised and they have therefore only been provisionally determined based on the Group management’s best estimate.

Joint Stock Company Kaspi.kz

Notes to the Interim Condensed Consolidated Financial Information (continued)

For the three and six months ended 30 June 2024 and 2025 (Unaudited)

(in millions of KZT)

The amounts recognised in respect of the identifiable assets acquired and liabilities assumed as at the date of acquisition are set out in the table below:

ASSETS:
Cash and cash equivalents	43,962
Financial assets at FVTPL	3,492
Due from banks	1,924
Loans to customers	11,104
Property, equipment and intangible assets	79,540
Inventory	101,431
Other assets	79,419
TOTAL ASSETS	320,872
Due to banks	15,685
Trade liabilities	208,877
Other liabilities	46,411
TOTAL LIABILITIES	270,973
Total identifiable assets acquired and liabilities assumed	49,899

The non-controlling interest recognised at the acquisition date was measured by reference to the fair value and amounted to KZT 17,748 million.

Goodwill on acquisition

Consideration transferred	309,678
Deferred Cash Consideration (recognised in Other liabilities)	271,972
Plus: Non-controlling interests	17,748
Less: Fair value of identifiable net assets acquired	(49,899)
Foreign exchange translation differences	2,542
Goodwill on acquisition	552,041

Based on a provisional assessment of net assets, the Group has recognised goodwill on the acquisition transaction which amounted to KZT 552,041 million. The goodwill on acquisition is primarily related to sales growth from future product and service offerings, new customers and expected synergies from the combination, together with certain intangible assets, such as trademark, customer base. None of the goodwill is expected to be deductible for income tax purposes.

The acquired business contributed revenues of KZT 398,578 million and net loss of

KZT 15,166 million to the Group for the period from 29 January 2025 to 30 June 2025.
If the acquisition had occurred on 1 January 2025, consolidated pro-forma revenue and net loss for the period ended 30 June 2025 would have been KZT 474,976 million and KZT 14,391 million, respectively.

20.
Subsequent events

On 10 July 2025, the Bank fully repaid its outstanding subordinated debt under the fourth issue of third bond program.

On 28 July 2025, USD 526.9 million, Deferred Cash Consideration on Hepsiburada acquisition, was paid to the Sellers in cash, the Group holds 66.35% of the voting rights in Hepsiburada. Collateral with respect to the Deferred Cash Consideration, 65,199,658 Class B shares of Hepsiburada, was released.